INVEST IN **FIREBRAND ARTISAN BREADS**

We don't hire people to bake bread, we bake bread to hire people 🪵 🔥

PITCH VIDEO   INVESTOR PANEL


OAKLAND'S ONLY WOOD-FIRED BAKERY
We Bake Great Bread.
We Make Great Jobs.

firebrandbread.com   Oakland CA

Retail | Food | Main Street | B2C | Community

LEAD INVESTOR

Daniel Lee

Matt and the Firebrand team have achieved extraordinary success with hard work and great products. They have also shown strong resiliency navigating the COVID pandemic. We at ICA are thrilled to lead this round of investment and know that Firebrand will continue to be a valuable contributor to our community. Their approach to job creation and building an inclusive and equitable workplace is innovative and works. Join us to be a part of their next stage of growth.

Invested $10,000 this round & $850,000 previously

Highlights

1. 🍞 People First, Purpose Driven: We provide great jobs to the formerly homeless or incarcerated
2. 💰 2.5m secured to date, lead by Candide Group and Inner City Advisors.
3. 📈 $6M in 2021, with a full year in a new facility we are projecting $12.2M in 2022 (not guaranteed)

4. 🚀 Successfully launched our first CPG product of sliced bread this year in all Norcal Whole
guaranteed)

4. 🚀 Successfully launched our first CPG product of sliced bread this year in all Norcal Whole Foods
5. 🚢 Dedicated anchor accounts such as Whole Foods and loyal following at our own retail cafe
6. 🏭 New 40,000 facility in Alameda Point in August 2021
7. 🤝 Strategic opportunities that have opened up since COVID

Our Team



Matt Kreutz Founder

Being raised in a house where my mother went to jail as a teenager and having experienced homelessness myself, my goal is to create a better community through baking.

Having had a mom with legal troubles, having experienced homelessness myself I've seen how hard it can be for great people to get back on their feet. I've been passionate about baking since I got my first job in baking when I was 14 and wanted to combine the craft of baking with the purpose to help rebuild our communities.



Gemma Holmes Director of Finance

In Finance for over 20+ years, ride or die Firebrander and strong devotion to it's success.



Sherry Akioka Head of People and Culture

I'm dedicated to service and building strong employees. I've been in food service for 20+ years and love seeing employees grow and our organization thrive



Gema Leticia Soriano Cruz Oakland Production Manager

Loving mother and devoted team mate. Thrives in building up others and being there for my team.



Israel Bustos Pastry Production Manager

I started at Firebrand in 2016, been a baker for over 20 years.



Alfredo Reyes Alameda Bread Production Manager

I've been with Firebrand for 8 years, father of 5, loving husband and strong team builder.



Joshua Kaplan Head of Wholesale

Father, husband and lifelong CPG business development professional. Former private chef for professional musicians.



Matt Kreutz

We don't hire people to bake bread, we bake bread to hire people!

Firebrand was born out of my determination to make the best damn bread possible while building a business that ends the cycle of recidivism and homelessness that's devastating our communities.



From my first job in a bakery at the age of 14, I was hooked on working in the food industry and fell in love with the craft of baking. Having a mom that had legal troubles and myself experiencing homelessness, we wanted to create an equitable workplace that provides opportunities to great people who just needed, in some cases, a first chance.

Started in 2008 Firebrand has grown to have 85 employees, two production facilities and a thriving retail cafe in Uptown Oakland. Firebrand serves over 250 wholesale accounts, delivering fresh bread and pastries from Sacramento to Santa Cruz.


ROLLS
HALF DOZEN
$5
WHOLE WHEAT
LEVAIN
$5

People First, Purpose Driven!

With a record level of homelessness and a 69% rate of recidivism, Firebrand's mission is to help build back our communities through providing an inclusive,

equitable workplace, providing good jobs for those with barriers to employment.

Our holistic, wrap around service model, provides integrated programs for employee personal development and growth. Firebrand supports our employees' growth to live up to their potential and become the best versions of themselves.

Through our Steward Ownership model, we have fully aligned our financial management, operations and governance around a set of 11 governing purposes that serves our employees. Providing profit sharing, open book management training and employee ownership, these purposes are embedded in our legal charter.



Removing barriers with Open Hiring

Put your name on a clipboard and we'll call you with a job opening. No resumes, no cover letters, no formal job interviews. Pioneered by Greyston Bakery, Firebrand uses Open Hiring to remove barriers to employment and evaluates people solely on their merits and drive to be part of our team.

We believe everyone is capable of greatness and through baking we can all rise together.



Oakland's only wood fired bakery

Firebrand is primarily a wholesale bakery, with 75% of our business through wholesale and 25% of our revenue through our own retail cafe in Uptown Oakland. We make damn good wood fired breads and pastries that are distributed through our own delivery network from Sacramento to Campbell and everywhere in between. We have a growing list of over 200 accounts such as Whole Foods, The Four Seasons, Verve Coffee, Red Bay Coffee, Google and Twitch.



Strategy for growth


Firebrand
ARTISAN BREADS
707

We've just opened up our brand new 40,000 square foot production facility in Alameda Point with the goal of having 100 people at Firebrand by mid 2022. Firebrand is on a fast growth trajectory seeking to double our revenue to $12m by the end of 2022. To do this, we are expanding our sliced bread line down to Whole Foods in Southern California, have an exclusive contract with Guckenheimer food service, several copacking deals contracted, large purchase orders for our sliced breads and expanding wholesale customer base.


THE GROWTH
In Millions $
25
20
$17.50
$22.80



15
10
5
0
$6.20
$4.50
$6.00
$12.10
Profitable pre-pandemic
Surpassed pre-pandemic monthly revenues
Copacking contracts begin
Launch slice breads in SoCal Whole Foods
2019
2020
2021
2022
2023
2024
Firebrand

Forward-looking projections cannot be guaranteed.

In order to help achieve this growth and increase our margins we are bringing on some key new hires. Recently we have brought on DoGood CFO's to help provide strong financial management. We're bringing on an experienced COO as well as adding a Logistics Manager to run our extensive DSD network.



Revenue Growth & Profitability
Gross Profit
Operating Expenses
Revenue
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
FIREBRAND WAS PROFITABLE PRE-COVID
COVID IMPACTED 2020 REVENUES. OPEX HELD TO 3.9% INCREASE PRE MOVE TO NEW FACILITY
59.3% INCREASE IN OPEX TO BUILD CAPACITY FOR GROWTH
SALES GROWTH AND MARGIN IMPROVEMENT DRIVE BREAKEVEN IN Q3 2022
2019
2020
2021
2022
2023
2024

Forward-looking projections cannot be guaranteed.

<u>Scaling the mission</u>

Firebrand has ambitious growth plans to not only scale our business, but also our social mission. We have built an office for Five Keys to open our Worker Resource Center in November. The Worker Resource Center will be dedicated to providing GED classes, soft skills training, financial literacy training and a computer lab. Additionally Five Keys will serve as an important stakeholder, connecting employees to various community groups and service providers who can help support them around any issues such as: mental health, drug rehabilitation, housing, food security and domestic violence.

We hope this holistic approach to serving our employees will become a new model for employee support and development.



CLASSES AT FIREBRAND
WE OFFER FREE EDUCATION TO GET YOUR HIGH SCHOOL DIPLOMA OR GED!
AGES 18 AND UP
MONDAYS AND WEDNESDAYS
9:30 AM - 3:00 PM
707 WEST TOWER AVENUE
WORKER RESOURCE CENTER
ALAMEDA, CA 94501
CALL OR TEXT


415-748-5702
IT'S NEVER TOO LATE
TO GRADUATE!
fīve keys

Firebrand is the community

Together we can help end the cycle of homelessness and incarceration that's plaguing our community. Together we can bring good jobs that lift up people. Together we can change lives. Join us in this journey!



Downloads

Firebrand Case Study - PDF Draft v3 3 .pdf